Capitol Series Trust

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

December 12, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, DC 20549

Re:	Capitol Series Trust (the “Trust”) Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) Pertaining to the Meritage Growth Equity Fund, Meritage Value Equity Fund and Meritage Yield-Focus Equity Fund
File Nos. 333-191495 and 811-22895

Dear Mr. Stefano:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on December 12, 2013 via EDGAR be accelerated so that the same will become effective at 8:00 a.m., Eastern Time, Thursday, December 19, 2013 or as soon thereafter as practicable.

Unified Financial Securities, Inc., the principal underwriter for the Capitol Series Trust, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact Scot E. Draeger at (207) 228-7336.

Capitol Series Trust		Unified Financial Securities, Inc.

/s/ Matthew J. Miller		/s/ Paula Jurcenko
By:	Matthew J. Miller	By:	Paula Jurcenko
Title:	President	Title:	President